EXHIBIT 8.8(c)

SECOND AMENDMENT TO AMENDED AND RESTATED

PARTICIPATION AGREEMENT

This Amendment, dated as of August 25, 2008, amends the Participation Agreements, as previously amended (each, an “Agreement”), among Kemper Investors Life Insurance Company (“Company”), Fidelity Distributors Corporation (“Underwriter”) and each of Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V (each, a “Fund” and collectively, the “Funds”).

WHEREAS, the parties acknowledge that excessive trading by insurance company contract owners, including those of the Company, may adversely affect the Funds, by forcing portfolio managers to take undesirable actions in order to meet redemptions, such as retaining excess cash, selling desirable positions and/or incurring excessive portfolio trading costs; and

WHEREAS, the Funds’ Boards of Trustees have found the deterrence of excessive trading to be in the best interests of the Funds, and have authorized Underwriter to take appropriate actions, including without limitation the refusal of insurance company purchase orders, to deter excessive trading; and

WHEREAS, the Underwriter has put in place procedures designed to detect and deter excessive trading in all insurance company separate accounts; and

WHEREAS, the Underwriter, the Funds and the Company have entered into a Rule 22c-2 Agreement which allows the Fund or its designee to obtain certain shareholder information from the Company and requires the Company to execute written instructions from the Fund to restrict or prohibit further transactions from shareholders that have been identified by the Fund or its designee as having engaged in excessive trading of the Funds’ shares; and

WHEREAS, the Company and the Underwriter have studied various potential solutions for deterring excessive trading, and have agreed to implement redemption fee shares as an additional measure intent on deterring market timing with relatively minimal disruption to long-term shareholders; and

WHEREAS, each Fund may create and offer one or more classes of shares of certain portfolios, which are subject to redemption fees (“Classes Subject to Redemption Fees”),

WHEREAS, currently the R Class shares and, for certain funds, the Initial Class shares are Classes Subject to Redemption Fees as disclosed in each fund’s prospectus, and

WHEREAS, Company, on behalf of certain of its Separate Accounts, may elect to purchase shares of Classes Subject to Redemption Fees for use in variable annuity or variable life insurance products issued by Company;

NOW, THEREFORE, the parties hereby agree as follows:

1.	The first sentence of section 1.1 is amended to read as follows:

Subject to the provisions of Sections 1.2 and 2.14, the Underwriter agrees to sell to the Company those shares of the Fund which each Account orders, executing such orders on a daily basis at the net asset value next computed after receipt by the Fund or its designee of the order for the shares of the Fund.

2.	Section 1.4 is replaced in its entirety with the following:

1.4 The Fund and the Underwriter will not sell Fund shares to any insurance company or separate account unless an agreement containing provisions substantially the same as Articles I, III, V, VII and Section 2.5 and, in the event such insurance company purchases shares of Classes Subject to Redemption Fees, Sections 2.13 and 2.14, of this Agreement is in effect to govern such sales.

3.	Section 2.5 is replaced in its entirety with the following:

2.5. (a) With respect to Initial Class and Initial Class R shares, the Fund currently does not intend to make any payments to finance distribution expenses pursuant to Rule 12b-1 under the 1940 Act or otherwise, although it may make such payments in the future. The Fund has adopted a “no fee” or “defensive” Rule 12b-1 Plan under which it makes no payments for distribution expenses. To the extent that it decides to finance distribution expenses pursuant to Rule 12b-1, the Fund undertakes to have a board of trustees, a majority of whom are not interested persons of the Fund, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(b) With respect to Service Class, Service Class 2, Service Class R and Service Class 2 R shares, the Fund has adopted Rule 12b-1 Plans under which it makes payments to finance distribution expenses. The Fund represents and warrants that it has a board of trustees, a majority of whom are not interested persons of the Fund, which has formulated and approved each of its Rule 12b-1 Plans to finance distribution expenses of the Fund and that any changes to the Fund’s Rule 12b-1 Plans will be approved by a similarly constituted board of trustees.

4.	Sections 2.13 and 2.14 are added:

2.13. The Company represents and warrants that it will enforce and administer the short-term redemption fee (for purposes of Section 2.13, “the fee”) applicable to shares of Classes Subject to Redemption Fees in accordance with the fee structure described in the Fund’s then-current SEC registration statement. The Distributor shall provide Company with commercially reasonable advance written notice of any change in the fee structure. In addition to, and without limiting, the provisions of this Agreement concerning books and records contained in Section 12.6, books and records maintained by the Company with respect to the calculation and administration of the fee shall be the books and records of the Fund and shall be made available to the Fund immediately upon request by the Fund, the Fund’s transfer agent and/or its auditors in order for the Fund to conduct due diligence reviews or to comply with regulatory examination requirements. The Company further represents and warrants that it will periodically remit to the Fund, or to the Fund’s transfer agent, such information as the Fund or the Fund’s transfer agent may require in order to fulfill its obligations with respect to the administration of the fee, and will also wire to the Fund the amount of the fee attributable to transactions included in the period for which the information is provided. The Company or the Underwriter or their affiliates may make arrangements to pay the fee on behalf of Contract owners making certain redemptions or terminal redemptions deemed unlikely to result in or from market timing activities (“Covered Redemptions”), so long as the Fund receives the fee and the parties comply with all other provisions of this Agreement. The parties agree to cooperate with each other so that within a reasonable time after the execution of this Agreement the information furnished by the Company pursuant to this section 2.13 will be provided in an automated format acceptable to the Fund or the Fund’s transfer agent. A description of the fee, and examples indicating its application, are included in Schedule D, attached, which may be modified in the Fund’s sole discretion upon written notice to the Company. The Company further represents and warrants that it will include in the Disclosure Document (as defined in Section 3.1 below) for each Contract the disclosure language substantially as set forth in then-current Schedule D with respect to the fee.

2.14. The Company represents and warrants that it will use its best efforts to discourage market timing and other disruptive trading activity by third parties with power to act on behalf of multiple contract owners and by individual contract owners. Company further represents and warrants that any annuity contract forms or variable life insurance policy forms not in use at the time of execution of this Agreement, but added to in the future via amendment of Schedule A hereto, will contain language reserving to the Company the right to refuse to accept instructions from persons that engage in market timing or other disruptive trading activity.

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5.	The second sentence of section 10.2 is amended to read as follows:

Specifically, and without limitation except for limitations imposed under Sections 1.2 and 2.14, the owners of the Existing Contracts shall be permitted to reallocate investments in the Fund, redeem investments in the Fund and/or invest in the Fund upon the making of additional purchase payments under the Existing Contracts.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date indicated above.

Kemper Investments Life Insurance Company

By:	/s/ Diane C. Davis
Name:	Diane C. Davis
Title:	President & COO

Fidelity Distributors Corporation		Variable Insurance Products Fund
Variable Insurance Products Fund II
Variable Insurance Products Fund III
Variable Insurance Products Fund IV
Variable Insurance Products Fund V

By:	/s/ Illegible	By:	/s/ Bryan Mehrmann
Name:		Name:	Bryan Mehrmann
Title:		Title:	Deputy Treasurer

SCHEDULE D

SHORT TERM REDEMPTION FEE

METHODOLOGY, REQUIRED DISCLOSURE AND EXAMPLES

FOR SHARES OF CLASSES SUBJECT TO REDEMPTION FEES

1. Methodology and Required Disclosure. The following language both describes the operation of the R short-term redemption fee for shares of Classes Subject to Redemption Fees and serves as a model for the disclosure the Company must include in the prospectus or other offering document(s) for the Contract(s). Differences in the operational aspects of Contracts may require different disclosure, but pursuant to Section 2.13 of the Agreement, all disclosure must be approved in writing by the Fund or the Fund’s designee.

A Contract owner (or a person who succeeds to the owner’s rights after the owner’s death) who chooses to redeem an interest in a separate account (or subaccount of a separate account) that invests in shares of Classes Subject to Redemption Fees will be subject to a 1.00% short-term trading fee if and to the extent that the interest in the separate account (or subaccount, as appropriate) has been held for less than 60 days. For this purpose, interests held longest will be treated as being redeemed first and interests held shortest as being redeemed last.

Redemption from a separate account may, but does not necessarily, mean a withdrawal from a variable contract. It includes all transactions, such as transfers among subaccounts, initiated at the request of a Contract owner (or the owner’s successor). The fee applies both to one-time transactions and to periodic transactions, such as automatic rebalancing. In the event that the Company or the Underwriter or their affiliate(s) have made arrangements to pay the fee on behalf of Contract Owners making certain Covered Redemptions, the fee shall still apply but the Company’s Disclosure Document may indicate that the fee will not be charged to Contract Owners in the event of such redemptions.

The fee will not apply to redemptions made to generate money to pay the Company its mortality and expense risk fee or other charges under a Contract. The fee will also not apply to redemptions made to generate money to make scheduled annuity income payments for Contracts no longer in the deferral stage (i.e. Contracts that are either immediate annuities or deferred annuity Contracts which have been annuitized), or to any other transactions designated in writing by the Fund as exempt.

2. Examples: Annuity Contracts in Accumulation Phase and Variable Life Insurance Policies

A. Contract owner purchases a Contract on Day One and purchases 100 units of a subaccount that invests in shares Classes Subject to Redemption Fees. On Day 58,

Contract owner transfers money within the contract by redeeming 50 units from the subaccount. The value of those 50 units at the time of transfer is $500.

The fee applies to the entire amount transferred. The fee is $5 (1% of $500).

B. Contract Owner purchases a Contract on Day One and purchases 100 units of a subaccount that invests in shares of Classes Subject to Redemption Fees. On Day 50 Contract owner purchases an additional 50 units of the same subaccount. On Day 65 Contract Owner redeems 125 units at $10 each in order to transfer the proceeds to another subaccount.

The first step is to determine which units are redeemed. Using the first in, first out rule, all 100 units purchased on Day One are redeemed, and 25 of the 50 units purchased on Day 50 are redeemed. The 100 units purchased on Day One are not subject to the redemption fee, but the 25 units purchased on Day 50 are subject to the fee. The value of the units subject to the redemption fee is $250 (25 units at $10 per unit). The redemption fee is $2.50 (1% of $250).

3. Examples: Annuity Contracts in Payout Phase (applies equally to annuitized deferred contracts and immediate annuities)

A. On Day One, Contract Owner allocates all of variable annuity income to a Subaccount that invests in shares of Classes Subject to Redemption Fees. On Day 58, Contract Owner makes a full withdrawal of withdrawal value. The withdrawal value immediately before the reallocation is $50,000.

The fee applies to the entire amount reallocated. The fee is $500 (1% of $50,000).

B. On Day One, Contract Owner allocates half of the Purchase Payment to a Subaccount that invests in shares of Classes Subject to Redemption Fees. On Day 50 Contract Owner allocates the remainder of his variable annuity income to the same Subaccount. On Day 65 the withdrawal value in the Subaccount is $50,000, and Contract Owner withdraws 80% of the withdrawal value from that Subaccount. Immediately before the redemption the withdrawal value in the Subaccount attributable to the original allocation is $30,000 and the withdrawal value in the Subaccount attributable to the subsequent allocation is $20,000.

The first step is to determine how much of the withdrawal value is subject to the fee. Contract Owner reallocated $40,000 of withdrawal value (80% of the total withdrawal value of $50,000). Using the first in, first out rule, all $30,000 of withdrawal value that relates to the original allocation is redeemed, and $10,000 of the subsequent allocation is redeemed. The $30,000 of withdrawal value associated with the original allocation is not subject to the redemption fee because the original allocation has been maintained in the Subaccount for 60 days or longer, but the $10,000 of the reallocation attributable to the subsequent allocation is subject to the fee because it has been maintained in the Subaccount for less than 60 days. Since the withdrawal value in the Subaccount subject to the fee has a value of $10,000 at the time of the subsequent reallocation, the redemption fee is $100 (1% of $10,000).

C. On Day One, Contract Owner allocates all of his variable annuity income to a Subaccount that invests in shares of Classes Subject to Redemption Fees. On Day 58 Contract Owner changes his entire allocation of variable annuity income to another Subaccount. The value of periodic annuity income in the first Subaccount immediately before the reallocation is $500.

The fee applies to the entire amount reallocated. Contract Owner’s variable annuity income is reduced by $5 (1% of $500). Company remits to the Fund the amount that was invested in the Fund immediately prior to the reallocation attributable to the $5 of income.

D. On Day One, Contract Owner allocates half of the Purchase Payment to a Subaccount that invests in shares of Classes Subject to Redemption Fees. On Day 50 Contract Owner allocates the remainder his variable annuity income to the same Subaccount. On Day 65 the value of annuity income in the Subaccount is $500, and Contract Owner reallocates 80% of his variable annuity income to another Subaccount. Immediately before the redemption $300 of variable annuity income from the Subaccount comes from the original allocation and $200 from the subsequent allocation.

The first step is to determine how much of the variable annuity income is subject to the fee. Contract Owner reallocated $400 of variable annuity income (80% of the $500). Using the first in, first out rule, all $300 of variable annuity income that related to the original allocation is redeemed, and $100 of variable annuity income from the subsequent allocation is redeemed. The $300 of income associated with the original allocation is not subject to the redemption fee because the original allocation has been maintained in the Subaccount for 60 days or longer, but the $100 of income attributable to the subsequent allocation is subject to the fee because it has been maintained in the Subaccount for less than 60 days.

Since the income in the Subaccount subject to the fee has a value of $100 at the time of the subsequent reallocation, variable annuity income is reduced by $1 (1% of $100). Company remits to the Fund the amount that was invested in the Fund immediately prior to the reallocation attributable to the $1 of income.